Reply Attention of	Cam McTavish
Direct Tel.	604.891.7731
EMail Address	czm@cwilson.com
Our File No.	23849-0001 /

September 1, 2005

VIA COURIER AND EDGAR

Securities and Exchange Commission

100 F Street North East

Washington, DC 20549

USA

Attention: Babette Cooper

Terence O’Brien

Dear Sirs/Mesdames:

Re: Global Innovative Systems Inc. Annual Report on Form 10-KSB filed July 18, 2005 and Supplemental Response Letter dated July 5, 2005 File number 0-30299

                         Thank you for your letter of August 12, 2005 with respect to the following filings filed by Global Innovative Systems Inc. (the “Company”):

1.	Form 10-KSB for Fiscal Year Ended March 31, 2005 filed on July 18, 2005; and
2.	Supplemental Response letter dated July 5, 2005.

(collectively, the “Reviewed Filings”).

Our response is numbered in a manner that corresponds with your comment as set out in your letter of August 12, 2005.

Form 10-KSB for the year ended March 31, 2005

Management’s Discussion and Analysis

Material Trends and Uncertainties, page 26

1.                      In the third paragraph of this section, you state that the company has recorded $1,546,683 in revenues from the contract with Versatech Group Limited. In the following paragraph, you state that there is “significant risk in collecting amounts due” on this contract. Due to the fact that there is doubt as to the collectibility of the receivable from the customer, please tell us if you have an allowance

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com

Some lawyers at Clark Wilson LLP practice through law corporations.

set up for this receivable. If not, please tell us why you believe you have met the “collectibility is reasonably assured” criterion of SAB 104 for recognizing revenue relating to this contract.

As of the date of this letter, the Company has collected the full amount due under the $1,546,683 contract (the “Contract”) from Versatech Group Limited (“Versatech”). Regardless of this fact, the Company wishes to set out the reasons why the Company did not establish an allowance for the Contract.

Although management identified risks in collecting amounts due under the Contract, management conducted a thorough evaluation of the risks associated with the collectibility of the Contract and concluded that “collectibility is reasonably assured” in accordance with SAB 104 for recognizing revenue.

Our company conducted a credit check of Versatech by obtaining a reference letter from CIT Financial (Hong Kong) Limited, a current creditor of Versatech. The reference letter indicated that Versatech had a solid credit standing, with no record of a late payment. CIT Financial (Hong Kong) Limited is an affiliate company of CIT Group Inc. (NYSE: CIT). CIT Group Inc. is a leading international commercial and consumer finance company, providing clients with financing and leasing products and advisory services.

Management also evaluated Versatech’s business and stability in order to assess the risk of collectibility of amounts due under the Contract. Versatech, a Hong Kong based company, is a distributor and reseller of energy-savings, telecommunications and other products to the paper, electronics and telecommunications industries in Hong Kong and the Peoples’ Republic of China. Versatech has a well-established sales network and is a distributor of branded products including VODTEL, Kopmann, Kyocera, Canon, Xerox and Ricoh. Management’s review of Versatech’s business operations indicated that Versatech is a reputable and stable company.

The Contract accounted for 59% of our total revenue for the year ended March 31, 2005. Revenue from this single contract was substantially larger than any previous contract that our company had entered into, thus management perceived risks related to the concentration of revenue under a single contract from a single customer. Management also identified potential risks in collecting amounts due from Versatech, primarily because Versatech was a new customer of the Company, and a strong customer relationship was not yet established. However, Versatech’s favourable credit reference, coupled with management’s satisfactory assessment of Versatech’s business and stability, led management to conclude that although the amounts due from Versatech gave rise to some collectibility risk, collection was nevertheless reasonably assured in accordance with SAB 104.

We look forward to any further comments you may have with respect to our response. Should you have any questions, please do not hesitate to contact the writer directly at 604.891.7731.

Yours truly,

CLARK WILSON LLP

Per: /s/ Cam McTavish

Cam McTavish

CZM/MSOFFICE

Encl.

cc:	Global Innovative Systems Inc. (Via E-mail)
Attention: Bondy Tan, President and Chief Executive Officer